UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2006

CREW GOLD CORPORATION

(Name of Registrant)

Abbey House, Wellington Way, Weybridge, Surrey KT13 OTT, Great Britain

(Address of principal executive offices)

News Release dated March 3, 2006:    Notification of Trade

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx         Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Gold Corporation:  SEC File No. 12b=#1-11816

(Registrant)

Date: March 24, 2004:   /s/ Frederic Puistienne

Frederic Puistienne, C.F.O.

DATE:  March 3, 2006

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRUGF

NEWS RELEASE

Notification of Trade

LONDON, United Kingdom, DATE: March 3, 2006 Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK).

On March 2, 2006, Jan A Vestrum, President and Chief Executive Officer of Crew undertook the following transactions:

i.

Mr Vestrum bought 777,778 shares in Crew at NOK 9.14 by way of the fulfilment of a previously announced forward contract, sold 777,778 shares in Crew at NOK 10.6 and bought 778,778 shares in Crew at 10.769 by way of a new forward contract with maturity May 31, 2006.

ii.

Mr Vestrum bought 14 convertible bonds of NOK 500,000 each (representing a total of 636,364 shares) at a price equivalent to NOK 9.23 per share by way of the fulfilment of a previously announced forward contract, sold these bonds at a price equivalent to NOK 10.63 per share and bought 14 convertible bonds of NOK 500,000 each, at a price equivalent to NOK 10.80 by way of a new forward contract with maturity May 31, 2006.

Mr Vestrum’s total exposure is 9,217,042 Crew shares, including common shares, convertible bonds, forward contracts and options.

Jan A Vestrum

President & CEO

Safe Harbour Statement

Certain statements contained herein, as well as oral statements that may be made by the company or by officers, directors or employees of the company acting on the company’s behalf, that are not statements of historical fact, may constitute "forward-looking statements" and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to the expected pricing, size and timing of the proposed private placement.  Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "does not expect", "is expected", “targets”, "budget", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements.  Such risks and uncertainties include, among others, the price of gold, fluctuations in financial markets, investor interest in the proposed private placement.  Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.  Accordingly, readers should not place undue reliance on forward-looking statements.

For more information please contact our UK Head Office (TEL +44 -1932 268755) or by email to enquiries@crewgold.com For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com